Turbo Energy, S.A.

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

July 26th, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eiko Yaoita Pyles
Anne McConnell
Sarah Sidwell
Erin Purnell

Re:	Turbo Energy, S.A.
Registration Statement on Form F-1
Filed July 11, 2023
File No. 333-273198

Ladies and Gentlemen:

We hereby submit the responses of Turbo Energy, S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 17, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 Filed on July 11, 2023. Concurrently with the submission of this letter, the Company is submitting the Amendment No.1 to the Registration Statement (the “Amendment No. 1”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1

Capitalization, page 36

1.	We note from your disclosure on page 68 that the amount due to related parties is €3.8 million as of June 30, 2023 which is significantly higher than the amount due to related parties as of December 31, 2022. Please provide a footnote to the Capitalization table to quantify the amount due to related parties as of June 30, 2023 and explain how the amount arose. Please also disclose when and how you expect to repay the amount due to related parties and specially address if any offering proceeds will be used to repay related parties.

RESPONSE: In response to the Staff’s comments, we have revised and included a footnote in the Capitalization table to detail the amount owed to the parent company, Umbrella Solar Investment, and have provided details as to how and when it intends to repay such debt. We have also clarified that none of the proceeds of this offering will be used to repay related parties.

Description of Share Capital, page 72

2.	We note your disclosure on page 72 regarding a future share capital authorization by Umbrella Solar Investment, S.A. You disclose a maximum amount of “eleven million two hundred and fifty thousand euros,” however you include (€20,250,000) as well. Please revise to reconcile.

RESPONSE: In response to the Staff’s comments, we have revised the language to resolve the discrepancy on page 72. The correct number of maximum amount should be twenty million seven thousand euros (20,700,000€).

Governing Law/Waiver of Jury Trial, page 89

3.	We note that the deposit agreement includes a provision that any legal action may only be instituted in a state or federal court in the city of New York. Please add a discussion in risk factors that clearly describes any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. The disclosure should address any uncertainty about enforceability.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we had included such a risk factor on page 26 under the heading “The deposit agreement provides that any legal action may only be instituted in a state or federal court in the city of New York, which may result in holders of our ADSs or ordinary shares having limited choice of forum and limited ability to obtain a favorable judicial forum for complaints against us or our respective directors, officers or employees.” We have made conforming revisions throughout the document accordingly.

4.	In addition, we note that the deposit agreement includes a jury trial waiver provision that applies to claims under the federal securities laws. Please revise to provide clear disclosure in risk factors. Disclosure regarding the jury trial waiver may include, but is not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. You should address any question regarding whether or not a court would enforce the provision and the impact on claims arising under other applicable state or federal laws.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we had included such a risk factor on page 26 under the heading “The deposit agreement waives holders of our ADSs’ right to jury trial in any legal proceeding arising out of the deposit agreement or the ADRs against us and/or the depository, which could result in less favorable outcomes to the plaintiffs in any of such actions.” We have made conforming revisions throughout the document accordingly.

Consolidated Financial Statements

Note 21 - Restatement of Financial Statements, page F-25

5.	In your response to our prior comment 2, we note you revised the Weighted Average Number of Common Shares Outstanding used in your fiscal 2022 EPS calculation from 1,126,796 shares, as previously presented in your Draft Registration Statement filed on May 25, 2023, to 359,673 shares. However, if you retroactively reflect both the December stock issuance and the 20-for-1 forward stock split in your historical EPS calculations, as suggested in prior comment 2, the Weighted Average Number of Common Shares Outstanding used in both your fiscal 2022 and 2021 EPS calculations would be significantly higher than the shares you used in your initial calculations and your revised calculation such that the number of shares outstanding in both fiscal periods would exceed 50,000,000 shares. We note both the December share issuance and the 20-for-1 forward stock split had no impact on the ownership of the Company but significantly impacted the number of shares outstanding and capital structure of the Company going forward. We also note, on a post stock split basis, the per share price of the December share issuance was nominal relative to the anticipated IPO price. As previously requested, please revise your calculations of basic and diluted earnings per share for all periods presented (fiscal 2021 and 2022) to retro-actively reflect both the December stock issuance and the 20-for-1 forward stock split or explain to us why you do not believe such revisions are required based on consideration of the guidance in paragraphs 21, 26, 28, and 64 of IAS 33.

RESPONSE: In response to the Staff’s comments, we have revised and updated calculations of basic and diluted earnings per share for all periods presented (fiscal 2021 and 2022) to retro-actively reflect both the 2022 December stock issuance and the 20-for-1 forward stock split.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +34 961 196 250 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

TURBO ENERGY, S.A.

By:	/s/ Enrique Selva Bellvis
Name:	Enrique Selva Bellvis
Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC

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